Exhibit 99.1

Shanda Games Reports First Quarter 2013 Unaudited Results

Hong Kong, China—May 23, 2013—Shanda Games Limited (“Shanda Games,” or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2013.

Non-GAAP Financial Highlights

•	Net revenues were RMB1,084.6 million (US$173.0 million), down 21.9% YoY and up 0.3% QoQ.
•	Gross profit was RMB713.3 million (US$113.8 million), down 20.7% YoY and 2.1% QoQ. Gross margin was 65.8%, compared with 64.8% in Q1 2012 and 67.3% in Q4 2012.
•	Operating income was RMB336.2 million (US$53.6 million), down 31.8% YoY and 4.2% QoQ. Operating margin was 31.0%, compared with 35.5% in Q1 2012 and 32.4% in Q4 2012.
•	Net income attributable to the Company’s shareholders was RMB275.2 million (US$43.9 million), down 27.9% YoY and up 10.3% QoQ.
•	Earnings per diluted ADS were RMB1.02 (US$0.16), compared with RMB1.36 in Q1 2012 and RMB0.92 in Q4 2012.

GAAP Financial Highlights

•	Net revenues were RMB1,084.6 million (US$173.0 million), down 21.9% YoY and up 0.3% QoQ.
—	MMO (massively multi-player online) game revenues were RMB976.4 million (US$155.8 million), down 28.3% YoY and 7.1% QoQ.
—	Mobile game revenues were RMB106.5 million (US$17.0 million), compared with nil in Q1 2012 and up 1,198.8% from RMB8.2 million in Q4 2012.
—	Other revenues were RMB1.7 million (US$0.2 million), down 94.0% YoY and 92.3% QoQ.
•	Gross profit was RMB697.4 million (US$111.2 million), down 20.2% YoY and 1.4% QoQ. Gross margin was 64.3%, compared with 62.9% in Q1 2012 and 65.4% in Q4 2012.
•	Operating income was RMB297.5 million (US$47.5 million), down 31.8% YoY and 3.1% QoQ. Operating margin was 27.4%, compared with 31.4% in Q1 2012 and 28.4% in Q4 2012.
•	Net income attributable to the Company’s shareholders was RMB244.9 million (US$39.1 million), down 27.3% YoY and up 14.3% QoQ.
•	Earnings per diluted ADS were RMB0.90 (US$0.14), compared with RMB1.20 in Q1 2012 and RMB0.78 in Q4 2012.

Operating Highlights (1)

•	For MMO games operated in China and overseas:
—	Average Monthly Active Users (average MAU) decreased 2.1% QoQ from 19.2 million to 18.8 million.
—	Average Monthly Paying Users (average MPU) decreased 1.2% QoQ from 3.4 million to 3.4 million.
—	Monthly Average Revenue per Paying User (ARPU) decreased 5.6% QoQ from RMB98.5 to RMB93.0.
•	For mobile games operated in China and overseas:
—	Average Daily Active Users (average DAU) was 302 thousand for Q1 2013, compared with 41 thousand in Q4 2012.
—	Average Revenue per Daily Active User (ARDAU) increased 80.2% QoQ from RMB2.2 to RMB3.9.

Change in Presentation of Financial Results

Starting with the first quarter of 2013, the Company has adjusted the presentation of its financial statements in order to provide investors with a better understanding of the Company’s changing business. Previously, the Company reported online game revenues derived in China (which included revenues from both MMO games and mobile games) and other revenues as its two principal revenue categories. Prospectively, three revenue categories are to be reported. These include MMO game revenues, mobile game revenues, and other revenues. Each of these three categories includes both revenues derived inside and outside China. Accordingly, as results are reported, prior period amounts will be reclassified to conform to the current presentation. In addition to providing MAU, MPU and ARPU for its MMO games, the Company will also provide DAU and ARDAU for its mobile games.

(1)	Notes:

1.	MAU refers to the number of users who play the Company’s MMO games during a calendar month. Average MAU is the average of the MAU for each calendar month during a given period.

2.	MPU refers to the number of paying users for the Company’s MMO games during a calendar month. Average MPU is the average of the MPU for each calendar month during a given period.

3.	ARPU refers to (i) the total MMO game revenues for a given period, divided by (ii) the number of months in that period, further divided by (iii) the average MPU during the period.

4.	DAU refers to the number of users who play the Company’s mobile games during a day. Average DAU is the average of the DAU for each day during a given period.

5.	ARDAU refers to (i) the total mobile game revenues for a given period, divided by (ii) the number of days in that period, further divided by (iii) the average DAU during the period. ARDAU reflects overall monetization for mobile game users. DAU and ARDAU are metrics the Company uses most frequently to monitor its mobile game’s performance.

6.	The calculation of MAU, MPU and DAU for the Company’s games in China and overseas does not include user data for games that were licensed to third-party game operators.

“During the first quarter of 2013, we made significant progress in our mobile game business as we witnessed strong reception to our mobile games in the Korean market. With revenue contribution close to 10 percent of our total revenues, our mobile game business now forms an integral part of our strategic focus. Following the successful launch of mobile game ‘Million Arthur’ in Korea, the game’s launch in Taiwan in late March was also met with enthusiastic response in both the Android and iOS platforms. We plan to bring this game to Mainland China and Singapore this summer,” said Mr. Xiangdong Zhang, Chief Executive Officer of Shanda Games. “In addition, we will continue to work on developing a number of other titles, including a mobile version of ‘Dragon Nest,’ which will be launched during the second half of this year.”

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“At the same time, we continue to devote resources to strengthen our MMO games and expand our game portfolio. We have worked diligently to reenergize the long-term growth of our MMO games by launching expansion packs, building a solid pipeline and leveraging our intellectual properties to expand into overseas markets. In March, we launched ‘Dragon Nest’ in Europe through our German subsidiary eFusion. In April, we launched ‘AION version 4.0’, a new expansion pack that has helped attracted many players. In mid-May, ‘Dungeon Striker’ started open-beta testing in Korea where it was met with overwhelmingly positive user feedback. We are excited about its future potential once we launch it in China and other overseas markets. These positive developments helped to offset some unexpected pressure from ‘RIFT,’ where we saw lower than expected user retention. We are working on a 2.0 version that will add more localized features and should help reduce the complexity of the game. We look forward to releasing a rejuvenated ‘RIFT’ sometime later this year. We remain committed to investing in our MMO games and look forward to stronger future results.”

“We have begun 2013 on sound footing. ‘Million Arthur’s stellar performance makes it an anchor for our mobile game business and overseas development, while we will continue to devote resources towards enhancing our MMO game portfolio. We also intended to leverage our mobile game users to build a mobile community and to further retain and grow the user base. We believe the initiatives we have implemented will lead to improved financial and operational performance and have already started to put us on a path of growth over the long run.”

Non-GAAP Quarterly Results
(in millions, except for per share data)
	Q1 2012	Q4 2012	1 2013
	(RMB)	(RMB)	(RMB)	(US$)	QoQ
Net Revenues	1,389.4	1,081.7	1,084.6	173.0	0.3%
Gross Profit	899.8	728.4	713.3	113.8	-2.1%
Operating Income	492.9	350.8	336.2	53.6	-4.2%
Government Financial Incentives	10.1	49.8	18.0	2.9	-63.9%
Net income attributable to the Company’s shareholders	381.8	249.4	275.2	43.9	10.3%
Earnings Per Diluted ADS	1.36	0.92	1.02	0.16

Non-GAAP results exclude share-based compensation, amortization of acquisition-related intangible assets, and the related income tax effects.

GAAP Quarterly Results
(in millions, except for per share data)
	Q1 2012	Q4 2012	Q1 2013
	(RMB)	(RMB)	(RMB)	(US$)	QoQ
Net Revenues	1,389.4	1,081.7	1,084.6	173.0	0.3%
Gross Profit	873.6	707.5	697.4	111.2	-1.4%
Operating Income	436.3	306.9	297.5	47.5	-3.1%
Government Financial Incentives	10.1	49.8	18.0	2.9	-63.9%
Net income attributable to the Company’s shareholders	336.8	214.3	244.9	39.1	14.3%
Earnings Per Diluted ADS	1.20	0.78	0.90	0.14

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	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
MMO Games
Average MAU (in millions)	19.8	17.9	18.9	19.2	18.8
Average MPU (in millions)	4.4	3.9	3.6	3.4	3.4
ARPU (RMB)	100.8	91.3	96.9	98.5	93.0
Mobile Games
Average DAU (in thousands)	-	10.2	15.6	41.0	302.3
ARDAU (RMB)	-	-	1.4	2.2	3.9

First Quarter 2013 Unaudited Financial Results (GAAP)

Net Revenues. In the first quarter of 2013, net revenues were RMB1,084.6 million (US$173.0 million), compared with RMB1,389.4 million in the first quarter of 2012 and RMB1,081.7 million in the fourth quarter of 2012. MMO game revenues, mobile game revenues, and other revenues accounted for 90.0%, 9.8% and 0.2% of total net revenues, respectively. Domestic revenues and overseas revenues accounted for 83.9% and 16.1% of total net revenues, respectively.

Net revenues generated from MMO games declined 28.3% year-over-year and 7.1% quarter-over-quarter to RMB976.4 million (US$155.8 million) in the first quarter of 2013. The quarter-over-quarter decrease was primarily due to i) typical first quarter seasonality in China, where many gamers tend to be less active during the New Year and Chinese New Year holidays, and ii) an expected revenue decline from “AION” as its users played less in anticipation of the launch of the “AION version 4.0” expansion pack in April 2013.

As a result of the aforementioned reasons, average MAU for MMO games decreased 2.1% quarter-over-quarter to 18.8 million. Average MPU for MMO games decreased 1.2% quarter-over-quarter to 3.4 million. ARPU decreased 5.6% quarter-over-quarter to RMB93.0.

Net revenues generated from mobile games were RMB106.5 million (US$17.0 million) in the first quarter of 2013, compared with nil in the first quarter of 2012 and RMB8.2 million in the fourth quarter of 2012. The quarter-over-quarter increase was primarily due to the first full-quarter of revenue contribution from “Million Arthur,” which was launched in Korea in December 2012.

Average DAU for mobile games was 302 thousand in the first quarter of 2013, compared with 41 thousand in the prior quarter. ARDAU for mobile games increased 80.2% quarter-over-quarter to RMB3.9.

Other revenues were RMB1.7 million (US$0.2 million) in the first quarter of 2013, compared with RMB28.3 million in the first quarter of 2012 and RMB22.0 million in the fourth quarter of 2012. The quarter-over-quarter decrease in other revenues was primarily due to a decrease in advertising revenues in China during the first quarter of 2013.

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Cost of Revenues. Cost of revenues for the first quarter of 2013 was RMB387.2 million (US$61.8 million), a decrease of 24.9% from RMB515.8 million in the first quarter of 2012 and an increase of 3.5% from RMB374.2 million in the fourth quarter of 2012. The quarter-over-quarter increase in the cost of revenues was primarily attributable to an increase in royalty fees paid to third parties as a result of increased revenues from licensed games. The increase in royalty fees was partially offset by a decrease in domestic platform fees, which were tied to the Company’s MMO game revenues from China. Cost of revenues represented 35.7% of net revenues, compared with 37.1% in the first quarter of 2012 and 34.6% in the fourth quarter of 2012. Cost of revenues as a percentage of net revenues increased quarter-over-quarter, mainly due to an increase in revenues generated from licensed games as a percentage of net revenues.

Gross Profit. Gross profit for the first quarter of 2013 was RMB697.4 million (US$111.2 million), a decrease of 20.2% from RMB873.6 million in the first quarter of 2012 and 1.4% from RMB707.5 million in the fourth quarter of 2012. Gross margin was 64.3% in the first quarter of 2013, compared with 62.9% in the first quarter of 2012 and 65.4% in the fourth quarter of 2012.

Operating Expenses. Total operating expenses for the first quarter of 2013 were RMB399.9 million (US$63.7 million), representing decreases of 8.6% from RMB437.3 million in the first quarter of 2012 and 0.2% from RMB400.6 million in the fourth quarter of 2012. Operating expenses represented 36.9% of net revenues, compared with 31.5% in the first quarter of 2012 and 37.0% in the fourth quarter of 2012.

Product development expenses decreased 11.1% year-over-year and 9.2% quarter-over-quarter to RMB156.3 million (US$24.9 million) in the first quarter of 2013. The sequential decrease in product development expenses was mainly due to a decrease in personnel bonuses. Product development expenses represented 14.4% of net revenues, compared with 12.7% in the first quarter of 2012 and 15.9% in the fourth quarter of 2012.

Sales and marketing expenses increased 9.2% year-over-year and 8.3% quarter-over-quarter to RMB170.5 million (US$27.2 million) in the first quarter of 2013. The sequential increase was primarily due to an increase in commission fees paid to third-party platforms for distributing mobile games as a result of an increase in mobile game revenues and was partially offset by decreases in marketing and promotional expenses and service fees for distributing and marketing prepaid cards for MMO games in the first quarter of 2013. Sales and marketing expenses represented 15.7% of net revenues, compared with 11.2% in the first quarter of 2012 and 14.6% in the fourth quarter of 2012.

General and administrative expenses decreased 30.5% year-over-year and increased 3.0% quarter-over-quarter to RMB73.1 million (US$11.6 million) in the first quarter of 2013. The sequential increase in general and administrative expenses was primarily due to an increase in miscellaneous administrative expenses in the first quarter of 2013. General and administrative expenses accounted for 6.7% of net revenues, compared with 7.6% in the first quarter of 2012 and 6.6% in the fourth quarter of 2012.

Share-based compensation expenses were RMB11.2 million (US$1.7 million) in the first quarter of 2013, compared with RMB14.9 million in the first quarter of 2012 and RMB12.2 million in the fourth quarter of 2012.

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Operating Income. Operating income for the first quarter of 2013 was RMB297.5 million (US$47.5 million), a decrease of 31.8% from RMB436.3 million in the first quarter of 2012 and 3.1% from RMB306.9 million in the fourth quarter of 2012. Operating margin was 27.4% in the first quarter of 2013, compared with 31.4% in the first quarter of 2012 and 28.4% in the fourth quarter of 2012.

Government Financial Incentives. Government financial incentives totaled RMB18.0 million (US$2.9 million) in the first quarter of 2013, compared with RMB10.1 million in the first quarter of 2012 and RMB49.8 million in the fourth quarter of 2012. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.

Income Tax Expense. Income tax expense for the first quarter of 2013 was RMB79.6 million (US$12.7 million), compared with RMB105.5 million in the first quarter of 2012 and RMB122.0 million in the fourth quarter of 2012. The quarter-over-quarter decrease in income tax expense was primarily due to income tax expense of RMB36.3 million on taxable capital gains recognized during the fourth quarter of 2012 associated with the sale of a 20.5% equity interest in the Company’s Korean subsidiary Eyedentity Games to Actoz.

Net income attributable to the Company’s shareholders. Net income attributable to the Company’s shareholders for the first quarter of 2013 was RMB244.9 million (US$39.1 million), a decrease of 27.3% from RMB336.8 million in the first quarter of 2012 and an increase of 14.3% from RMB214.3 million in the fourth quarter of 2012. Earnings per diluted ADS in the first quarter of 2013 were RMB0.90 (US$0.14), compared with RMB1.20 in the first quarter of 2012 and RMB0.78 in the fourth quarter of 2012.

Net Cash. In the first quarter of 2013 the Company generated RMB275.3 million (US$43.9 million) in cash flows from operating activities. The Company’s cash and cash equivalents, short-term investments and restricted cash, net of loans and dividend payable, increased from RMB3,267.8 million as of December 31, 2012 to RMB3,485.4 million (US$556.0 million) as of March 31, 2013.

Recent Business Highlights

•	March 6, 2013 - Shanda Games’ German subsidiary eFusion launched “Dragon Nest,” an in-house developed 3D action-based MMO game, in Europe.

•	March 6, 2013 - Shanda Games began open-beta testing for “RIFT,” a 3D fantasy MMO game licensed from Trion World, in Mainland China.

•	March 23, 2013 - Shanda Games received a total of five industry awards at the “2012 Annual Conference of Chinese e-Game Industry,” including:
—	Outstanding Enterprise in 2012
—	Excellence in Animation, Comic and Game Operation in 2012
—	Outstanding Entrepreneur in 2012: Mr. Xiangdong Zhang, CEO of Shanda Games
—	Most Anticipated Online Games in 2012: “RIFT” and “Final Fantasy XIV”

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•	March 26, 2013 - Shanda Games’ Taiwan partner Gamonster launched “Million Arthur,” an online mobile card game developed by Square Enix, in Taiwan.

•	March 27, 2013 - Shanda Games appointed Mr. Tunghai Chien as the Company’s President. Mr. Tunghai Chien joined Shanda Games in 2009 and previously served as the Company’s Senior Vice President of Business Development.

•	April 1, 2013 - Shanda Games launched open-beta testing for “AION: Dark Betrayal,” the 4.0 expansion pack of the Company’s 3D fantasy MMO game “AION.”

•	April 22, 2013 - Shanda Games announced that it will fully participate in its subsidiary Actoz’s proposed rights offering in Korea. Under its previous announcement, Actoz will issue 1,900,000 shares through the rights offering. The subscription price for the newly issued shares is expected to be fixed on May 30, 2013. Shanda Games’ Board of Directors believes that it is important for the Company to fully participate in this offering in order to maintain its majority stake in Actoz as well as to strengthen its strategies to develop mobile games business and to further expand into the overseas markets. As of May 22, 2013, Shanda Games owned an approximate 51% stake in Actoz.

•	May 9, 2013 - The Shanghai No. 1 Intermediate People’s Court, or the Shanghai Court, determined in a first instance judgment that Shanghai Shulong Technology Co., Ltd., or Shanghai Shulong, a subsidiary controlled by Shanda Games, should pay a former shareholder of Chengdu SIMO Technology Co., or SIMO, RMB48.8 million in connection with the purchase of all of the outstanding shares of SIMO by Shanghai Shulong plus accrued interest of approximately RMB9 million. At the same time, in a related suit, the Shanghai Court supported Shanghai Shulong’s claim and determined that the former shareholder of SIMO should compensate Shanghai Shulong RMB70 million due to the shareholder’s failure to perform the obligations under the relevant share purchase agreement. These judgments are not yet final and are subject to appeals by each party. The Company believes the expected gain or loss is still not probable at this stage. For more background information about these claims, please refer to the latest Company’s annual report on Form 20-F filed with the SEC.

•	May 15, 2013 - NHN Hangame, a leading game publisher in Korea, began open-beta testing of “Dungeon Striker,” a 3D action-based MMO game developed by Shanda Games, in Korea.

Share Repurchase

In June 2012, the Company’s Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to US$100 million worth of its outstanding ADSs during the next twelve (12) months. As of May 21, 2013, the Company has repurchased approximately 14.4 million ADSs for an aggregate consideration of US$50.6 million. On May 21, 2013, the Company’s Board of Directors approved a new share repurchase program under which the Company is authorized to repurchase up to US$100 million worth of its outstanding ADSs during the next twelve (12) months.

Conference Call and Webcast Notice

Shanda Games will host a conference call at 9:00 a.m. on May 23, 2013 Beijing/Hong Kong time (9:00 p.m. on May 22, 2013 Eastern Time), to discuss its first quarter results.

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Dial-in details for the live conference call are as follows:

U.S. Toll Free: 1866-519-4004

Mainland China Toll: 400-620-8038

Mainland China Toll Free: 800-819-0121

Hong Kong Toll Free: 800-930-346

U.K. Toll Free: 0808-234-6646

International Toll: +65-6723-9381

Passcode: 71766559

A replay of the conference call will be available from 12:00 pm (Beijing/Hong Kong time) on May 23, 2013 for 7 days.

U.S. Toll Free: 1855-452-5696

International Toll: +61-2-8199-0299

Passcode: 71766559

A live and archived webcast of the conference call will also be available on Shanda Games’ investor relations website at http://ir.shandagames.com/.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.2689 to US$1.00 as published by the People’s Bank of China on March 29, 2013, the last trading day of March 2013. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per share data.

The non-GAAP financial measures disclosed by the Company exclude share-based compensation, amortization of acquisition-related intangible assets, and the related income tax effects. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

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Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes. From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company; the sustainability of existing games; the expansion into mobile game business; the introduction and potential success of new MMO game titles and mobile game titles including but not limited to “Million Arthur,” “Dungeon Striker” and “RIFT” 2.0 version; and the expansion into global market represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the expansion packs for existing games are not well received by users; there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release; such games and any related expansion packs are not well received by users; the games fail to meet the expectations of end users; the games that the Company operates overseas or has licensed to partners globally are not well received by end users in these countries and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

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Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com

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SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except for share and per share data)

	December 31	March 31
	2012	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,100.8	2,247.3	358.5
Restricted cash	1.0	1.1	0.2
Short-term investments	1,663.3	591.4	94.3
Marketable securities	7.2	9.4	1.5
Accounts receivable, net of allowance for doubtful accounts	105.8	135.5	21.6
Accounts receivable due from related parties	325.8	307.1	49.0
Deferred licensing fees and related costs	6.1	9.2	1.5
Prepayments and other current assets	191.9	152.3	24.3
Other receivables due from related parties [1]	2,080.4	2,078.8	331.6
Deferred tax assets	69.7	79.2	12.6
Total current assets	6,552.0	5,611.3	895.1

Investment in affiliated companies	186.9	185.7	29.6
Property and equipment	189.1	183.4	29.3
Intangible assets	578.4	607.5	96.9
Goodwill	329.2	329.2	52.5
Long-term deposits	55.6	67.9	10.8
Other long-term assets	202.4	172.0	27.5
Non-current deferred tax assets	21.0	21.0	3.3
Total assets	8,114.6	7,178.0	1,145.0

LIABILITIES
Current liabilities:
Short-term borrowings	1,482.4	339.6	54.2
Accounts payable	45.2	49.9	8.0
Accounts payable due to related parties	71.7	64.9	10.4
Licensing fees payable	160.6	176.7	28.2
Taxes payable	181.5	148.5	23.7
Deferred revenue	130.1	150.2	24.0
Other payables and accruals	508.5	499.3	79.4
Other payables due to related parties [2]	984.0	967.1	154.3
Dividend Payable	11.5	9.8	1.6
Deferred tax liabilities	53.5	63.3	10.1
Total current liabilities	3,629.0	2,469.3	393.9

Long-term liabilities	26.0	22.6	3.6
Non-current deferred tax liabilities	102.4	96.6	15.4
Non-current deferred revenue	37.8	34.2	5.5
Total liabilities	3,795.2	2,622.7	418.4
Redeemable non-controlling interests	14.0	14.0	2.2

SHAREHOLDERS’ EQUITY

Ordinary shares outstanding	540,947,314	538,623,498	538,623,498
ADS equivalent outstanding	270,473,657	269,311,749	269,311,749

Ordinary shares (US$0.01 par value)	39.7	39.5	6.3
Additional paid-in capital	1,577.9	1,591.5	253.9
Statutory reserves	153.6	153.6	24.5
Accumulated other comprehensive loss	(38.3)	(46.2)	(7.4)
Retained earnings	2,519.1	2,734.3	436.2
Total Shanda Games Limited shareholders’ equity	4,252.0	4,472.7	713.5
Non-controlling interests	53.4	68.6	10.9
Total shareholders’ equity	4,305.4	4,541.3	724.4
Total liabilities and shareholders’ equity	8,114.6	7,178.0	1,145.0

Notes:

1.	The balance of “other receivables due from related parties” as of March 31, 2013 mainly represented the outstanding loans we lent to our parent company Shanda Interactive Entertainment Limited or its affiliates. The aggregate amount of these loans was RMB1,921.0 million (US$306.4 million), with interest rates ranging from 3% to 5.93%. The interest receivable related to these loans amounted to RMB130.8 million (US$20.9 million).

2.	The balance of “other payables due to related parties” as of March 31, 2013 mainly represented the outstanding loans we obtained from affiliates under the common control of Shanda Interactive Entertainment Limited. The aggregate amount of these loans was RMB926.0 million (US$147.7 million), with interest rate at 3%. The interest payable related to these loans amounted to RMB32.2 million (US$5.1 million).

11

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except for share and per share data)

	Three months ended
	March 31 2012	December 31 2012	March 31 2013
	RMB	RMB	RMB	US$
Net revenues:
MMO game revenues [3]	1,361.1	1,051.5	976.4	155.8
Mobile game revenues [3]	-	8.2	106.5	17.0
Other revenues [3]	28.3	22.0	1.7	0.2
Total net revenues	1,389.4	1,081.7	1,084.6	173.0

Cost of revenues	(515.8)	(374.2)	(387.2)	(61.8)

Gross profit	873.6	707.5	697.4	111.2

Operating expenses:
Product development	(175.9)	(172.1)	(156.3)	(24.9)
Sales and marketing	(156.2)	(157.5)	(170.5)	(27.2)
General and administrative	(105.2)	(71.0)	(73.1)	(11.6)
Total operating expenses	(437.3)	(400.6)	(399.9)	(63.7)

Income from operations	436.3	306.9	297.5	47.5
Interest income (expense), net	19.8	25.1	32.1	5.1
Government financial incentives	10.1	49.8	18.0	2.9
Other (expense) income, net	(6.0)	(35.9)	(7.5)	(1.2)
Income before income tax expense and equity in income (loss) of affiliated companies	460.2	345.9	340.1	54.3

Income tax expense	(105.5)	(122.0)	(79.6)	(12.7)
Equity in loss of affiliated companies	(5.4)	(8.1)	(3.3)	(0.6)
Net income	349.3	215.8	257.2	41.0
Net income attributable to non-controlling interests	(12.5)	(1.5)	(12.3)	(1.9)
Net income attributable to the Company’s shareholders	336.8	214.3	244.9	39.1

Earnings per ordinary share
Basic	0.60	0.39	0.45	0.07
Diluted	0.60	0.39	0.45	0.07

Earnings per ADS
Basic	1.20	0.78	0.90	0.14
Diluted	1.20	0.78	0.90	0.14

Weighted average ordinary shares outstanding
Basic	560,504,541	542,570,995	540,220,307	540,220,307
Diluted	560,596,594	542,579,324	540,228,876	540,228,876

Weighted average ADS outstanding
Basic	280,252,271	271,285,498	270,110,153	270,110,153
Diluted	280,298,297	271,289,662	270,114,438	270,114,438

12

Reconciliation from non-GAAP measures to GAAP measures
Non-GAAP gross profit	899.8	728.4	713.3	113.8
Intangible asset amortization arising from acquisitions	(26.0)	(20.9)	(15.8)	(2.6)
Share-based compensation cost	(0.2)	-	(0.1)	-
GAAP gross profit	873.6	707.5	697.4	111.2

Non-GAAP operating income	492.9	350.8	336.2	53.6
Intangible asset amortization arising from acquisitions	(41.7)	(31.7)	(27.5)	(4.4)
Share-based compensation cost	(14.9)	(12.2)	(11.2)	(1.7)
GAAP operating income	436.3	306.9	297.5	47.5

Non-GAAP net income attributable to the Company’s shareholders	381.8	249.4	275.2	43.9
Intangible asset amortization arising from acquisitions	(41.7)	(31.7)	(27.5)	(4.4)
Share-based compensation cost	(14.9)	(12.2)	(11.2)	(1.7)
Income tax effect	10.8	6.9	5.8	0.9
Intangible asset amortization attributable to non-controlling interests	0.8	1.9	2.6	0.4
GAAP net income attributable to the Company’s shareholders	336.8	214.3	244.9	39.1

Non-GAAP diluted earnings per share	0.68	0.46	0.51	0.08
Non-GAAP expense per share	(0.08)	(0.07)	(0.06)	(0.01)
GAAP diluted earnings per share	0.60	0.39	0.45	0.07

Non-GAAP diluted earnings per ADS	1.36	0.92	1.02	0.16
Non-GAAP expense per ADS	(0.16)	(0.14)	(0.12)	(0.02)
GAAP diluted earnings per ADS	1.20	0.78	0.90	0.14

Supplemental disclosure of intangible asset amortization arising from acquisitions included in:

Cost of revenues	(26.0)	(20.9)	(15.8)	(2.6)
Product development	(6.9)	(6.9)	(7.9)	(1.2)
Sales and marketing	(3.8)	(1.4)	(1.4)	(0.2)
General and administrative	(5.0)	(2.5)	(2.4)	(0.4)
Total	(41.7)	(31.7)	(27.5)	(4.4)

13

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	(0.2)	-	(0.1)	-
Product development	(4.0)	(5.2)	(3.6)	(0.6)
Sales and marketing	-	0.1	(0.1)	-
General and administrative	(10.7)	(7.1)	(7.4)	(1.1)
Total	(14.9)	(12.2)	(11.2)	(1.7)

Notes:

3.	Starting with the first quarter of 2013, the Company has adjusted the presentation of its financial statements in order to provide investors with a better understanding of the Company’s changing business. Previously, the Company reported online game revenues derived in China (which included revenues from both MMO games and mobile games) and other revenues as its two principal revenue categories. Prospectively, three revenue categories are to be reported. These include MMO game revenues, mobile game revenues, and other revenues. Each of these three categories includes both revenues derived inside and outside China. Accordingly, as results are reported, prior period amounts will be reclassified to conform to the current presentation.

14

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions, except for share and per share data)

	Three months ended
	March 31 2012	March 31 2013
	RMB	RMB	US$
Cash flows from operating activities:
Net income	349.3	257.2	41.0
Adjustments for:
Share-based compensation expenses	14.9	11.2	1.8
Depreciation and amortization	78.0	63.6	10.1
Other	38.4	2.8	0.4
Changes in operating assets and liabilities, net of effect of acquisitions:
Prepayments and licensing fee and royalty	122.3	(16.8)	(2.7)
Other	(96.0)	(42.7)	(6.7)
Net cash provided by operating activities	506.9	275.3	43.9

Cash flows from investing activities:
Purchase of property, equipment and intangible assets, net	(28.1)	(12.2)	(1.9)
Acquisitions (net of cash acquired) and purchase of equity investments	(18.0)	(1.8)	(0.3)
(Increase) / decrease in short-term investments	(1,281.5)	1,061.8	169.4
(Increase) / decrease in loan receivable and other receivables due from related parties	(1,102.0)	20.0	3.2
Other	(8.7)	(5.6)	(1.0)
Net cash (used in) / provided by investing activities	(2,438.3)	1,062.2	169.4

Cash flows from financing activities:
Repurchase of common stock	-	(24.8)	(4.0)
Proceeds from loan borrowings and other payables due to related parties	2,956.0	88.4	14.1
Repayment of loan borrowings and other payables due to related parties	(0.3)	(1,247.7)	(199.0)
Dividends paid	(1,803.7)	(1.4)	(0.2)
Other	0.9	0.4	0.1
Net cash provided by / (used in) financing activities	1,152.9	(1,185.1)	(189.0)

Effect of exchange rate changes on cash and cash equivalents	4.1	(5.9)	(1.1)
Net (decrease) / increase in cash and cash equivalents	(774.4)	146.5	23.2
Cash and cash equivalents, beginning of period	1,835.5	2,100.8	335.3
Cash and cash equivalents, end of period	1,061.1	2,247.3	358.5

15